U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 22, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy
Title: Company Secretary

Dated: August 22, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated August 22, 2002, relating to the address to New Tel Limited's shareholders by the Chairman of New Tel Limited.	1

1. Australian Stock Exchange Release, dated August 22, 2002, relating to the address to New Tel Limited's shareholders by the Chairman of New Tel Limited.

ASX RELEASE

New Tel

Our Ref: IC43002I/ASX220802

AUSTRALIAN STOCK EXCHANGE
NWL000123

22 August 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NEW TEL GENERAL MEETING - CHAIRMAN'S ADDRESS TO SHAREHOLDERS

Please find attached a copy of the Chairman's address for the General Meeting of the Company to be held this morning at 10.00am.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

Everybody wants it. We've got it!

Head Office 22 Hasler Road Herdsman WA 6017 Australia • PO Box 382 Mt Hawthorn WA 6016 Australia **Tel** (+618) 9244 1166 **Fax** (+618) 9244 1175 **Web** www.newtelimited.com

New Tel Limited ABN 85 007 068 955

CHAIRMANS ADDRESS TO SHAREHOLDERS GENERAL MEETING 22 AUGUST 2002

New Tel

GOOD MORNING LADIES AND GENTLEMEN AND WELCOME TO TODAY'S GENERAL MEETING OF NEW TEL LIMITED.

MY NAME IS HARRY SORENSEN AND I AM THE CHAIRMAN OF THE BOARD OF NEW TEL. MY FELLOW DIRECTORS JOINING ME THIS MORNING ARE

- MR PETER MALONE, CHIEF EXECUTIVE OFFICER OF THE COMPANY
- MR GARY KOH and
- MR AN ZHOU.

ALSO JOINING US IS COMPANY SECRETARY MR CRAIG PIERCY.

AN APOLOGY HAS BEEN RECEIVED FROM MR MARK HAKE WHO HAS COMMITMENTS IN THE UNITED STATES AND IS UNABLE TO ATTEND TODAY.

A QUORUM OF SHAREHOLDERS IS PRESENT SO I NOW DECLARE THE MEETING OPEN AT 10.00AM.

YOUR BOARD WELCOMES SHAREHOLDERS AND SELECTED VISITORS TO THE MEETING. THE COMPANY'S ACCOUNTANTS AND AUDITORS ARE ALSO PRESENT TODAY.

YOU WILL OF COURSE BE AWARE THAT ONLY SHAREHOLDERS ARE ENTITLED TO BE HEARD AND VOTE AT THIS MEETING.

I ALSO ADVISE YOU THAT A CURRENT SHAREHOLDER LISTING AND REGISTER OF DIRECTORS' INTERESTS IS AVAILABLE FOR INSPECTION BY SHAREHOLDERS.

THE MEETING TODAY CONSIDERS A NUMBER OF MATTERS, MOSTLY RELATING TO YOUR COMPANY'S PROPOSED ACQUISITION OF DIGIPLUS.

YOUR DIRECTORS BELIEVE THIS IS AN IMPORTANT ACQUISITION FOR NEW TEL. COMPLETION OF THE DIGIPLUS ACQUISITION WILL CONSOLIDATE NEW TEL'S POSITION AS A MAJOR TELECOMMUNICATIONS CARRIER, FAST TRACKING GROWTH AND STRENGTHENING OUR PRESENCE IN ASIA PACIFIC.

AS A RESULT OF THIS TRANSACTION WE EXPECT TO DOUBLE OUR CUSTOMER BASE TO AROUND 300,000 AND INCREASE REVENUES TO APPROXIMATELY $250 MILLION PER ANNUM.

I AM PLEASED TO WELCOME TO OUR MEETING TODAY, THE CEO OF DIGIPLUS MIKE ROBINSON AND ALSO THE CFO NICK KOTZOHAMBOS.

DIGIPLUS IS A RESELLER THAT WAS ESTABLISHED IN SYDNEY IN 1997 OFFERING COMPETITIVE LOCAL, NATIONAL, INTERNATIONAL, MOBILE CALLS AND INTERNET SERVICES.

THE DIGIPLUS BUSINESS HAS A STRONG STRATEGIC FIT WITH NEW TEL WITH BOTH COMPANIES PROVIDING INNOVATIVE PRODUCTS AND SERVICES SPECIFICALLY TARGETED AT MIGRANT COMMUNITIES.

IN ADDITION THE ACQUISITION OPENS UP OPPORTUNITIES TO PROVIDE FURTHER SERVICES TO NEW TEL'S OTHER TARGET MARKET NICHES OF COMMUNITY, CULTURAL AND SPORTING ASSOCIATIONS.

THE ACQUISITION OF DIGIPLUS WILL PROVIDE SOLID OPPORTUNITIES FOR NEW TEL BOTH IN TAKING ADVANTAGE OF THE SYNERGIES BETWEEN THE TWO BUSINESSES AND IN PROVIDING ACCESS TO ADDITIONAL CASH FLOW FROM THE DIGIPLUS BUSINESS.

THE PURCHASE CONSIDERATION FOR DIGIPLUS IS $40 MILLION IN CASH AND $10 MILLION IN ORDINARY SHARES IN NEW TEL, SUBJECT TO CERTAIN ADJUSTMENTS AND RELATED INDEMNITIES.

AN INITIAL CASH COMPONENT OF $11.5 MILLION WILL BE FINANCED FROM A PLACEMENT, WITH THE REMAINING $28.5 MILLION TO BE PAID IN THREE TRANCHES OVER A 15 MONTH PERIOD AND PROPOSED TO BE FUNDED FROM ONGOING CASHFLOW GENERATED BY THE DIGIPLUS BUSINESS.

OVER THE FIRST QUARTER OF THIS YEAR, THE DIGIPLUS OPERATION HAS GENERATED REVENUES OF AROUND $24 MILLION WITH A CASH FLOW SURPLUS OF AROUND A$1.4 MILLION PER MONTH.

AS PART OF THE ACQUISITION, NEW TEL WILL CONTRACT EXISTING DIGIPLUS MANAGEMENT EXECUTIVES, MIKE AND NICK, TO CONTINUE RUNNING THE DIGIPLUS OPERATION.

WE ANTICIPATE FURTHER SAVINGS IN THE DIGIPLUS OPERATION THROUGH ACCESS TO SERVICES AT THE WHOLESALE RATES APPLICABLE TO CARRIERS.

IN ADDITION, NEW TEL PLANS TO ADD VALUE BY CROSS SELLING OUR OWN SUITE OF PRODUCTS AND SERVICES TO DIGIPLUS CUSTOMERS, LEVERAGING ECONOMIES OF SCALE ACROSS THE COMPANY AND REDUCING TOTAL CUSTOMER ACQUISITION COSTS.

YOUR DIRECTORS ARE OF THE VIEW THAT THIS ACQUISITION IS IN THE BEST INTERESTS OF THE COMPANY.

BEFORE WE MOVE ON TO THE FORMAL BUSINESS OF TODAY'S MEETING I WOULD LIKE TO ASK OUR CEO PETER MALONE TO GIVE YOU AN UPDATE ON NEW TEL'S ACTIVITIES AND OUR PLANS MOVING FORWARD.

(SEE POWERPOINT PRESENTATION ATTACHED).

AS PETER HAS DETAILED, OUR TELECOMMUNICATIONS OPERATION HAS MADE SIGNIFICANT GAINS SINCE OCTOBER LAST YEAR AND ON COMPLETION OF THE DIGIPLUS ACQUISITION NEW TEL EXPECTS TO ACHIEVE NET PROFITS BEFORE AMORTISATION OF $1.5 MILLION PER MONTH.

Everybody wants it. We've got it!

NewTel

NewTel

AUSTRALIAN
TELECOMMUNICATIONS
CARRIER

AUSTRALIA'S 5th LARGEST FULL SERVICE CARRIER

Australian operations - key milestones

- 1998 - carrier commenced operations
- 1999 - completed network facility to China
- 2000 - long distance calls added
- 2000 - mobile services added
- 2001 - acquired WorldxChange
- 2002 - acquired Cable & Telecoms
- 2002 - acquisition of Delta Phones
- 2002 - acquisition of Digiplus

Everybody wants it. We've got it!

NewTel

Full service carrier

- international
- national
- mobile
- local
- internet



Darwin
Cairns
Townsville
Mackay
Rockhampton
Maroochydore
Toowoomba
Brisbane
Southport
Perth
Rockingham
Adelaide
Penrith
Campbelltown
Newcastle
Gosford
Sydney
Wollongong
Canberra
Ballarat
Bendigo
Geelong
Melbourne
Hobart
Siemens EWSD Switch / Office
MP Switch for POP

Everybody wants it. We've got it!

New Tel

Telco revenue 2001/02



Average Monthly Revenue
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$11,500,000
$19,500,000
New Tel
Post Digiplus

Everybody wants it. We've got it!

New Tel

Telco customers



Customer Numbers
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
140,000
300,000
New Tel
Post Digiplus

Everybody wants it. We've got it!

Growth drivers

Growth through acquisition continue to:

- ↑ customer numbers
- ↓ customer acquisition costs
- ↓ operational marketing, customer care and network infrastructure costs

Everybody wants it. We've got it!

New Tel

New Tel's profit strategy

- ⬆ ARPU by cross selling to our customers
- ⬇ churn through customer service and products for niche markets

Digiplus transaction

- $10 million in ordinary shares (formula based)
- $40 million in cash financed by:
  - A$11.5 million placement
  - A$28.5 in 3 tranches over 15 month period
    - Financed from ongoing cash flow of Digiplus business
- $1.4m / month current cash flow surplus

Everybody wants it. We've got it!

New Tel

As a full service telecommunications carrier
New Tel is positioned for significant growth
and represents an
excellent investment opportunity

ASX RELEASE

FAXED 28/8/02

New Tel

Our Ref: IC43002I/ASX301101b

AUSTRALIAN STOCK EXCHANGE
NWL000124

22 August 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

RESULTS OF GENERAL MEETING

In accordance with section 251AA of the Corporations Law, please find attached information relating to resolutions passed by members of New Tel Limited at the General Meeting held today.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

Everybody wants it. We've got it!

NEW TEL LIMITED
Annual General Meeting – 22 August 2002
DISCLOSURE OF PROXY VOTES

Resolution Number	Resolution 1	Resolution 2	Resolution 3	Resolution 4	Resolution 5
Decided by show of hands (S) or poll (P) [1]	S	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	90,838,894	90,838,894	90,838,894	90,838,894	90,838,894
Total number of proxy votes in respect of which the appointments specified that: - the proxy is to vote for the resolution	89,730,538	89,713,343	89,542,598	56,419,311	89,663,261
- the proxy is to vote against the resolution	243,645	262,715	291,435	541,452	308,234
- the proxy is to abstain on the resolution	30,024	28,149	170,174	33,043,444	30,962
- the proxy may vote at the proxy's discretion	834,687	834,687	834,687	834,687	836,437
Total votes cast on a poll in favour of the resolution [2]	n/a		n/a	n/a	n/a
Total votes cast on a poll against the resolution [2]	n/a		n/a	n/a	n/a
Total votes cast on a poll abstaining on the resolution [2]	n/a		n/a	n/a	n/a
Total votes exercisable by proxies which were not cast [2]	n/a		n/a	n/a	n/a

[1] Indicate whether the resolution was decided on a show of hands or poll.

[2] Only complete these additional items if the resolution was decided on a poll.

C L Pierdy
Company Secretary
New Tel Limited
22 August 2002

NEW TEL LIMITED
Annual General Meeting – 22 August 2002
DISCLOSURE OF PROXY VOTES

Resolution Number	Resolution 6	Resolution 7	Resolution 8	Resolution 9
Decided by show of hands (S) or poll (P) [1]	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	90,838,894	90,838,894	90,838,894	90,838,894
Total number of proxy votes in respect of which the appointments specified that: - the proxy is to vote for the resolution	56,629,299	56,522,998	83,420,364	84,333,858
- the proxy is to vote against the resolution	343,946	444,654	5,071,247	5,000,419
- the proxy is to abstain on the resolution	33,030,962	33,034,805	1,519,302	668,302
- the proxy may vote at the proxy's discretion	834,687	836,437	827,981	836,315
Total votes cast on a poll in favour of the resolution [2]	n/a		n/a	N/a
Total votes cast on a poll against the resolution [2]	n/a		n/a	n/a
Total votes cast on a poll abstaining on the resolution [2]	n/a		n/a	n/a
Total votes exercisable by proxies which were not cast [2]	n/a		n/a	n/a

[1] Indicate whether the resolution was decided on a show of hands or poll.
[2] Only complete these additional items if the resolution was decided on a poll.

C L Pierce
Company Secretary
New Tel Limited
22 August 2002